CARIBOU BIOSCIENCES, INC.

2929 7th Street

Suite 105

Berkeley, California 94710

(510) 982-6030

May 13, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	Caribou Biosciences, Inc. (the “Registrant”) - Request for Acceleration

Registration Statement on Form S-3

File No. 333-287093

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-287093) (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Time on Wednesday, May 14, 2025, or as soon thereafter as practicable.

The Registrant hereby authorizes each of Ashok Mukhey and Danielle Carbone of Reed Smith LLP, attorneys for the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Ashok Mukhey at (310) 734-5291 or, in his absence, Danielle Carbone at (212) 549-0229.

CARIBOU BIOSCIENCES, INC.

By:	/s/ Sriram Ryali
Name: Sriram Ryali
Title: Chief Financial Officer